EXHIBIT 12

HONEYWELL INTERNATIONAL INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Nine Months Ended

September 30, 2014

(Dollars in millions)

Determination of Earnings:
Income before taxes	$4,514
Add (Deduct):
Amortization of capitalized interest	15
Fixed charges	269
Equity income, net of distributions	(27)
Total earnings, as defined	$4,771

Fixed Charges:
Rents(a)	$33
Interest and other financial charges	236
269
Capitalized interest	16
Total fixed charges	$285

Ratio of Earnings to Fixed Charges	16.74

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.